# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CBL INTERNATIONAL LIMITED, CIK 0001914805
CUSIP: G1991X117
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Level 23-2, Menara Permata Sapura,, Kuala Lumpur City Centre, Kuala Lumpur, Malaysia (N8), 50088
Date of event which requires filing of this statement: 11/26/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-24-005367
Filed by CIK 0001948695

## Reporting persons
- Teck Lim Chia: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Malaysia (N8); sole voting power 0; shared voting power 13,175,000; sole dispositive power 0; shared dispositive power 13,175,000; aggregate amount beneficially owned 13,175,000 (47.9% of the class)
  Comment: Notes to Rows 6, 8, 9 and 11: See Item 4.
- Xiaoling Lu: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 13,175,000; sole dispositive power 0; shared dispositive power 13,175,000; aggregate amount beneficially owned 13,175,000 (47.9% of the class)
  Comment: Notes to Rows 6, 8, 9 and 11: See Item 4.
- CBL (Asia) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 13,175,000; sole dispositive power 0; shared dispositive power 13,175,000; aggregate amount beneficially owned 13,175,000 (47.9% of the class)
  Comment: Notes to Rows 6, 8, 9 and 11: See Item 4.

## Item 1. Issuer
Name of issuer: CBL INTERNATIONAL LIMITED
Address of issuer's principal executive offices: Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre

## Item 2. Person Filing
Name of person filing: CBL (Asia) Limited, Teck Lim Chia and Xiaoling Lu (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: Level 23-2, Menara Permata Sapura, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia
Citizenship:
Chia Teck Lim: Malaysia
Xiaoling Lu: Hong Kong
CBL (Asia) Limited: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Chia Teck Lim: 13,175,000
Xiaoling Lu: 13,175,000
CBL (Asia) Limited: 13,175,000
Percent of class:
See Row (11) of each cover page. Pursuant to Rule 13d-3(d)(1), all Class A Ordinary Shares (which are convertible into Class B Ordinary Shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the Reporting Persons. The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 27,500,327 issued and outstanding ordinary shares (consisting of 13,175,000 Class A Ordinary Shares and 14,325,327 Class B Ordinary Shares) of the Issuer as of November 26, 2025 as a single class. The voting power of the ordinary shares beneficially owned represent 90.2% of the total outstanding voting power of the Issuer. Each holder of Class A Ordinary Shares is entitled to ten votes per share and each holder of Class B Ordinary Shares is entitled to one vote per share on all matters submitted to them for vote. In computing the percentage ownership of the Reporting Persons, the Reporting Persons have included, where applicable, shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after November 26, 2025.

As of November 26, 2025, 13,175,000 Class A Ordinary Shares of the Issuer were held by CBL (Asia) Limited. CBL (Asia) Limited is owned as to 51% by Dr. Teck Lim Chia and 44% by Dr. Xiaoling Lu, respectively. Both Dr. Teck Lim Chia and Dr. Xiaoling Lu are directors of CBL (Asia) Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Dr. Teck Lim Chia and Dr. Xiaoling Lu are deemed to hold the voting and dispositive power over the Class A Ordinary Shares held by CBL (Asia) Limited. Dr. Teck Lim Chia and Dr. Xiaoling Lu did not enter into any voting arrangement or agreement.
Sole power to vote or to direct the vote: See Row (5) of each cover page.
Shared power to vote or to direct the vote: See Row (6) of each cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Teck Lim Chia: /s/ Teck Lim Chia, Teck Lim Chia (02/09/2026)
- Xiaoling Lu: /s/ Xiaoling Lu, Xiaoling Lu (02/09/2026)
- CBL (Asia) Limited: /s/ Teck Lim Chia, Teck Lim Chia/Director (02/09/2026)